Exhibit 99.4

Enerflex

TSX TRUST

Enerflex Ltd.

Appointment of Proxyholder

I/We, being holders of common shares of Enerflex Ltd. (the "**Company**"), hereby appoint: Marc Rossiter, or, failing him, Kevin J. Reinhart, or, failing him, Justin D. Pettigrew, OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above and see instruction 5 below.

as proxy of the undersigned, to attend, act and vote in respect of all holdings registered in the name of the undersigned at the Annual General Meeting of Shareholders of the Company to be held at 11:00 am (Mountain time) on Tuesday, May 7, 2024, in a virtual-only format via live online webcast, at https://virtual-meetings.tsxtrust.com/1578, password **enerflex2024** (case sensitive) (the "**Meeting**"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Without limiting the general powers and authority hereby conferred on the form of proxy, the holdings represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Directors and Management unanimously recommend voting "FOR" all resolutions below.

Please use dark black pencil or pen.

1. Election of Directors	***FOR***	***AGAINST***
1. Fernando R. Assing	☐	☐
2. Joanne Cox	☐	☐
3. W. Byron Dunn	☐	☐
4. James C. Gouin	☐	☐
5. Mona Hale	☐	☐
6. Kevin J. Reinhart	☐	☐
7. Marc Rossiter	☐	☐
8. Thomas B. Tyree, Jr.	☐	☐
9. Juan Carlos Villegas	☐	☐
10. Michael A. Weill	☐	☐

2. Appointment of Auditors	***FOR***	***WITHHOLD***
Appoint Ernst & Young LLP as auditors at a remuneration to be fixed by the Board of Directors.	☐	☐

3. Say on Pay	***FOR***	***AGAINST***
Approve an advisory resolution to accept the Company's approach to executive compensation.	☐	☐

Under applicable Canadian securities law, you are entitled to receive certain investor documents. Please tick the applicable boxes below.

If you choose not to receive this information by mail or email, it will still be available to you on SEDAR+ at www.sedarplus.ca and on our website at www.enerflex.com.

- ☐ I would like to receive quarterly financial statements and the Management's Discussion and Analysis in respect thereof
- ☐ I would not like to receive annual financial statements and the Management's Discussion and Analysis in respect thereof
- ☐ I would like to receive future mailings by email at:

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I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted by Management's appointees as set out above FOR each item, or if another proxyholder is appointed, as that other proxyholder sees fit. On any amendments or variations proposed or any new business submitted properly before the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on your certificate or statement. Please see reverse for instructions. **All proxies must be received by 11:00 am (Mountain time) on Friday, May 3, 2024.**

Notes to Proxy
1. This proxy must be signed by a securityholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your holdings are registered. If the securityholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2.  If the position is registered in the name of an executor, administrator or trustee, please sign exactly as the position is registered. If the position is registered in the name of a deceased or other securityholder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other securityholder must be attached to this proxy.
3. Some investors may own holdings as both a registered and a beneficial securityholder; in which case you may receive more than one Notice and Access package and will need to vote these positions separately. Beneficial securityholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of holdings they beneficially own. Beneficial securityholders should follow instructions for voting conveyed to them by their intermediaries.
4.  If a position is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that position.
5.  To appoint a third-party proxyholder, insert such person’s name in the blank space provided on this form of proxy and submit this form of proxy. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy. The proxyholder must contact TSX Trust Company by going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form by 11:00 am (Mountain time) on May 3, 2024 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed Meeting, and provide TSX Trust Company with the required proxyholder contact information so that TSX Trust Company may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to vote or ask questions at the Meeting but will be able to participate as a guest.All investors should refer to the Company’s Management Information Circular dated March 15, 2024 for further information regarding completion and use of this proxy and other information pertaining to the Meeting.
This proxy is solicited by and on behalf of Management of the Company.
How to Vote
INTERNET
Go to www.meeting-vote.com
Enter your 13 digit control number located on your proxy
Cast your vote online
To vote using your smartphone, please scan this QR Code
MAIL, FAX or EMAIL
Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company Proxy Department P.O. Box 721 Agincourt, ON M1S 0A1
You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com.
An undated proxy is deemed to be dated on the day it was received by TSX Trust Company.
All proxies must be received by 11:00 am (Mountain time) on Friday, May 3, 2024.